UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of
July 2025

333-08704
(Commission file number)

ICON plc
(Translation of registrant's name into English)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

ICON plc
This report on Form 6-K is hereby incorporated by reference into the registration statements of ICON plc on Form S-8 (Registration Nos. 333-152802, 333-204153, 333-231527, 333-254891, 333-257578 and 333-282826) and on Form F-3 (Registration No. 333-278943), and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON plc”, “ICON”, "ICON Group", the “Company” and “we”, "our" or “us” refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON is a contract research organization (“CRO”), providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process, from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or a “blended-service” solution. At June 30, 2025 we had approximately 39,900 employees in 95 locations in 55 countries. During the six months ended June 30, 2025 we derived 31.0%, 58.1% and 10.9% of our revenue in the United States, Europe and other regions ("Rest of World") respectively (during the six months ended June 30, 2024: 38.0%, 50.6% and 11.4% respectively).

We began operations in 1990 and have expanded our business through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

Share repurchase program

On February 18, 2025, the Company's Board of Directors authorized an additional share repurchase program under which the Company could repurchase up to $750.0 million of the outstanding ordinary shares of the Company by way of redemption. Along with unutilized amounts under previous authorizations, this permitted the Company as of February 18, 2025 to repurchase up to $1.0 billion worth of ordinary shares.

During March 2025, 1,360,537 shares were redeemed by the Company under our repurchase program for a total consideration of $250.0 million. During June 2025, a further 1,717,181 shares were redeemed by the Company under our repurchase program for a total consideration of $250.0 million.

On July 22, 2025, the Company's Board of Directors authorized a further additional share repurchase program under which the Company could repurchase up to $500.0 million of the outstanding ordinary shares of the Company by way of redemption. As of July 24, 2025, the Company has remaining authorization to repurchase up to $1.0 billion of ordinary shares under the repurchase program.

All ordinary shares redeemed under the repurchase program were canceled in accordance with the constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

Update on Vaccine Study

On March 3, 2025, the Company announced that the large-scale next generation COVID vaccine study, which was highlighted on our earnings call on February 20, 2025 as actively screening and moving forward as planned, was delayed by the sponsor. In May 2025, we communicated that we had recently received a positive update. Subsequently, the large-scale next generation COVID vaccine study, has been restarted and is now underway.

Please also refer to the section entitled "Risk Factors" of our Form 20-F filed on February 21, 2025 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results including the termination or delay of a large contract, or of multiple contracts which could have a material adverse effect on our revenue and profitability.

Global Tariffs

On April 2, 2025, the United States ("U.S.") government announced additional tariffs on certain goods imported to the United States of America. On April 9, 2025, the U.S. government announced reduced tariffs for a 90 day period. In May 2025, the U.S. government clarified that the 90 day period would extend to August 1, 2025. We continue to consider the impact of these developments on our business and our industry, and the actions we can take to minimize their impact.

These developments create economic uncertainty, and further escalation of economic uncertainty, could lead to a global recession and could have a material adverse effect on our revenue, operations and profitability.

Budget Reconciliation Bill

On July 4, 2025 the U.S. President signed into law the Budget Reconciliation Bill, which extends various expiring tax provisions from the 2017 Tax Cuts and Jobs Act and introduces a variety of other law changes. We are currently evaluating the impact of this new legislation; our initial assessment is that it is not expected to have a material impact on our results of operations.

Foreign exchange translation
The Company prepares its financial statements in U.S. dollar while the local results of a certain number of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro. In addition, the Company's contracts with clients are sometimes denominated in currencies other than the U.S. dollar. Finally, the Company is exposed to a wide variety of currencies in the expenses line due to most expenses being incurred in the local currencies of where our global operations are based. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies can impact the Company’s financial results.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2025 AND DECEMBER 31, 2024

	(Unaudited)	(Audited)
	June 30, 2025	December 31, 2024
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$390,396	$538,785
Accounts receivable, net of allowance for credit losses	1,367,255	1,401,989
Unbilled revenue	1,244,560	1,286,274
Other receivables	80,637	79,487
Prepayments and other current assets	143,263	140,435
Income taxes receivable	83,292	83,523
Total current assets	$3,309,403	$3,530,493

Non-current assets:
Property, plant and equipment, net	377,979	382,879
Goodwill	9,092,410	9,051,410
Intangible assets, net	3,443,096	3,559,792
Operating right-of-use assets	140,352	147,602
Other receivables	85,032	72,796
Deferred tax asset	86,275	74,758
Investments in equity	67,743	57,948
Total Assets	$16,602,290	$16,877,678

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$94,503	$173,025
Unearned revenue	1,514,442	1,614,758
Other liabilities	898,909	923,603
Income taxes payable	19,347	55,258
Current bank credit lines, loan facilities and notes	29,762	29,762
Total current liabilities	$2,556,963	$2,796,406

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	3,384,488	3,396,398
Lease liabilities	132,713	140,085
Non-current other liabilities	97,057	83,470
Non-current income taxes payable	100,916	125,834
Deferred tax liability	775,066	812,486
Commitments and contingencies	—	—
Total Liabilities	$7,047,203	$7,354,679

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
77,772,130 shares issued and outstanding at June 30, 2025 and
80,756,860 shares issued and outstanding at December 31, 2024	6,390	6,586
Additional paid-in capital	7,054,324	7,020,231
Other undenominated capital	1,506	1,304
Accumulated other comprehensive loss	(68,763)	(229,929)
Retained earnings	2,561,630	2,724,807
Total Shareholders' Equity	$9,555,087	$9,522,999
Total Liabilities and Shareholders' Equity	$16,602,290	$16,877,678

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands except share and per share data)

Revenue	$2,017,357	$2,120,159	$4,018,689	$4,210,545

Costs and expenses:
Direct costs	1,455,758	1,493,600	2,898,437	2,964,967
Selling, general and administrative	205,006	194,458	403,390	371,808
Depreciation and amortization	97,718	149,635	193,676	298,816
Transaction and integration related	6,717	6,820	12,121	13,811
Restructuring	42,950	45,789	82,296	45,789
Total costs and expenses	1,808,149	1,890,302	3,589,920	3,695,191

Income from operations	209,208	229,857	428,769	515,354
Interest income	2,054	1,237	3,856	3,167
Interest expense	(50,151)	(60,840)	(97,760)	(132,505)

Income before income tax benefit / (expense)	161,111	170,254	334,865	386,016
Income tax benefit / (expense)	21,861	(23,344)	2,258	(51,668)
Net income	$182,972	$146,910	$337,123	$334,348

Net income per ordinary share:

Basic	$2.31	$1.78	$4.22	$4.04
Diluted	$2.30	$1.76	$4.20	$4.02

Weighted average number of ordinary shares outstanding:

Basic	79,245,448	82,738,765	79,899,091	82,658,984
Diluted	79,547,444	83,360,841	80,235,900	83,260,144

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands)
Net income	$182,972	$146,910	$337,123	$334,348
Other comprehensive income, net of tax:
Currency translation adjustment	104,428	(8,985)	163,586	(41,025)
(Gain) / loss on cash flow hedge	—	(4,112)	(2,420)	4,972
Total comprehensive income	$287,400	$133,813	$498,289	$298,295

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(in thousands, except share data)
Balance at December 31, 2024	80,756,860	$6,586	$7,020,231	$1,304	$(229,929)	$2,724,807	$9,522,999
Comprehensive income (net of tax):
Net income	—	—	—	—	—	154,151	154,151
Currency translation adjustment	—	—	—	—	59,158	—	59,158
Gain on cash flow hedge	—	—	—	—	(2,420)	—	(2,420)
Total Comprehensive Income							210,889
Exercise of share options	40,883	3	4,759	—	—	—	4,762
Issue of restricted share units / performance share units	27,046	1	—	—	—	—	1
Share based compensation expense	—	—	12,359	—	—	—	12,359
Share issuance costs	—	—	(5)	—	—	—	(5)
Repurchase of ordinary shares	(1,360,537)	(85)	—	85	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at March 31, 2025	79,464,252	$6,505	$7,037,344	$1,389	$(173,191)	$2,628,808	$9,500,855
Comprehensive income (net of tax):
Net income	—	—	—	—	—	182,972	182,972
Currency translation adjustment	—	—	—	—	104,428	—	104,428
Total Comprehensive Income							287,400
Exercise of share options	17,901	1	1,733	—	—	—	1,734
Issue of restricted share units / performance share units	7,158	1	—	—	—	—	1
Share based compensation expense	—	—	15,251	—	—	—	15,251
Share issuance costs	—	—	(4)	—	—	—	(4)
Repurchase of ordinary shares	(1,717,181)	(117)	—	117	—	(250,000)	(250,000)
Share repurchase costs	—	—	—	—	—	(150)	(150)
Balance at June 30, 2025	77,772,130	$6,390	$7,054,324	$1,506	$(68,763)	$2,561,630	$9,555,087

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(in thousands, except share data)
Balance at December 31, 2023	82,495,086	$6,699	$6,942,669	$1,162	$(143,506)	$2,433,719	$9,240,743
Comprehensive income, (net of tax):
Net income	—	—	—	—	—	187,438	187,438
Currency translation adjustment	—	—	—	—	(32,040)	—	(32,040)
Loss on cash flow hedge	—	—	—	—	9,084	—	9,084
Total Comprehensive Income							164,482
Exercise of share options	156,527	10	16,293	—	—	—	16,303
Issue of restricted share units / performance share units	32,192	2	—	—	—	—	2
Share based compensation expense	—	—	11,121	—	—	—	11,121
Share issuance costs	—	—	(4)	—	—	—	(4)
Balance at March 31, 2024	82,683,805	$6,711	$6,970,079	$1,162	$(166,462)	$2,621,157	$9,432,647
Comprehensive income, (net of tax):
Net income	—	—	—	—	—	146,910	146,910
Currency translation adjustment	—	—	—	—	(8,985)	—	(8,985)
Gain on cash flow hedge	—	—	—	—	(4,112)	—	(4,112)
Total Comprehensive Income							133,813
Exercise of share options	45,127	3	5,331	—	—	—	5,334
Issue of restricted share units / performance share units	87,668	6	—	—	—	—	6
Share based compensation expense	—	—	13,336	—	—	—	13,336
Share issuance costs	—	—	(10)	—	—	—	(10)
Balance at June 30, 2024	82,816,600	$6,720	$6,988,736	$1,162	$(179,559)	$2,768,067	$9,585,126
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND JUNE 30, 2024
(UNAUDITED)

	Six Months Ended
	June 30, 2025	June 30, 2024
	(in thousands)
Cash flows provided by operating activities:
Net income	$337,123	$334,348

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	193,676	298,816
Impairment of operating right-of-use assets and related property, plant and equipment	5,573	12,559
Reduction in carrying value of operating right-of-use assets	18,977	19,367
Amortization of financing costs and debt discount	2,971	20,604
Stock compensation expense	27,610	28,145
Deferred tax benefit	(46,095)	(61,239)
Unrealized foreign exchange movements	34,777	13,761
Other non-cash items	15,266	12,463
Changes in operating assets and liabilities:
Accounts receivable	24,374	198,749
Unbilled revenue	36,040	(287,183)
Unearned revenue	(122,306)	(52,081)
Other net assets and liabilities	(113,545)	7,356
Net cash provided by operating activities	414,441	545,665

Cash flows used in investing activities:
Purchase of property, plant and equipment	(61,185)	(63,440)
Purchase of subsidiary undertakings (net of cash acquired)	(2,537)	(7,831)
Movement of available for sale investments	—	1,954
Proceeds from investments in equity	561	1,373
Purchase of investments in equity	(12,330)	(5,621)
Net cash used in investing activities	(75,491)	(73,565)

Cash flows used in financing activities:
New Notes issue costs	—	(11,679)
Drawdown of credit lines and loan facilities	50,000	2,192,480
Repayment of credit lines and loan facilities	(64,881)	(2,537,882)
Proceeds from exercise of equity compensation	6,498	21,645
Share issue costs	(9)	(14)
Repurchase of ordinary shares	(500,000)	—
Share repurchase costs	(300)	—
Net cash used in financing activities	(508,692)	(335,450)

Effect of exchange rate movements on cash	21,353	(8,199)
Net (decrease) / increase in cash and cash equivalents	(148,389)	128,451
Cash and cash equivalents at beginning of period	538,785	378,102
Cash and cash equivalents at end of period	$390,396	$506,553

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
June 30, 2025
1. Basis of presentation

These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2024 (see note 2 - Summary of significant accounting policies). Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2025.
2. Summary of significant accounting policies
Revenue recognition

The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. These services, which are described below, can be purchased collectively or individually as part of a clinical trial contract. There is not significant variability in how economic factors affect these services. Contracts range in duration from a number of months to several years.

ASC 606 requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s), which have been applied to revenue recognized from each service described below.

Clinical trial service revenue

A clinical trial service is a single performance obligation satisfied over time, i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research projects. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized over time as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of pass-through / reimbursable expenses) at each reporting period as a percentage of forecasted total project costs.

Laboratory services revenue

Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amount corresponds to the value of the Company's performance and the transfer of value to the customer.

Contracting services revenue

The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Consulting services revenue

Our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized over time as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.

Data services revenue

The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases data, the Company recognizes revenue over time using the “units delivered” output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed.

Certain arrangements include upfront customization or consultative services for customers. These arrangements often include payments based on the achievement of certain contractual milestones. Under these arrangements, the Company contracts with a customer to carry out a specific study, ultimately resulting in delivery of a custom report or data product. These arrangements are a single performance obligation given the integrated nature of the service being provided. The Company typically recognizes revenue under these contracts over time, using an output-based measure, generally time elapsed, to measure progress and transfer of control of the performance obligation to the customer. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the service performed.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognized as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract.

Intangible Assets

Intangible assets are measured at fair value at the date of acquisition and amortized on a straight-line basis over their respective estimated useful lives. The Company has no indefinite-lived intangible assets. The Company evaluates its intangible assets for impairment when indicators of impairment exist.

Intangible assets are amortized on a straight-line basis over their estimated useful lives, as set forth in the table below:

Estimated Useful Life
Customer relationships	8 - 23 years
Order backlog	3 - 5 years
Patient database	7 years
Technology assets	5 years

The Company periodically assesses the estimated useful lives of intangible assets to evaluate whether what was established at acquisition continues to be appropriate.

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the provision of income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheet. The Company accounts for the impact of Global Intangible Low-Taxed Income ("GILTI") in the period it arises and has therefore not provided for deferred taxes in respect of this item.
3. Revenue

Revenue disaggregated by customer concentration is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands)
Clients 1-5	$503,557	$523,535	$1,002,041	$1,067,495
Clients 6-10	298,015	308,689	600,544	628,424
Clients 11-25	522,181	458,119	994,749	886,149
Other	693,604	829,816	1,421,355	1,628,477
Total	$2,017,357	$2,120,159	$4,018,689	$4,210,545

There was no revenue from individual customers greater than 10% of consolidated revenue in the respective periods.

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivables and unbilled revenue are as follows:

	June 30, 2025	December 31, 2024
	(in thousands)
Billed services (accounts receivable)	$1,411,329	$1,437,653
Allowance for credit losses	(44,074)	(35,664)
Accounts receivable (net)	1,367,255	1,401,989
Unbilled services (unbilled revenue)	1,244,560	1,286,274
Accounts receivable and unbilled revenue, net	$2,611,815	$2,688,263

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

	June 30, 2025	December 31, 2024	$ Change	% Change
	(in thousands, except percentages)
Unbilled services (unbilled revenue)	$1,244,560	$1,286,274	$(41,714)	(3.2)%
Unearned revenue (payments on account)	(1,514,442)	(1,614,758)	100,316	(6.2)%
Net balance	$(269,882)	$(328,484)	$58,602	(17.8)%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled revenue and therefore contract assets rather than accounts receivable when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right of set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Condensed Consolidated Balance Sheet.

Unbilled services as at June 30, 2025 decreased by $41.7 million compared to December 31, 2024. Unearned revenue decreased by $100.3 million over the same period resulting in a decrease of $58.6 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2024 and June 30, 2025. These fluctuations are primarily due to the timing of payments and invoicing related to the Company's clinical trial management contracts. Billings and payments are established by contractual provisions on the delivery of units/milestones including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

As of June 30, 2025, approximately $14.4 billion (December 31, 2024: $15.9 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 50% of the unsatisfied performance obligations over the next 12 months (December 31, 2024: 47%), with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill
The change in the carrying amount of goodwill between December 31, 2024 and June 30, 2025 is as follows:

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
	(in thousands)
Opening balance	$9,051,410	$9,022,075
Current period acquisitions	—	46,126
Foreign exchange movement	41,000	(16,791)
Closing balance	$9,092,410	$9,051,410
There were no impairment charges for the six months ended June 30, 2025 or the year ended December 31, 2024.
KCR S.A. Group Acquisition
On August 19, 2024, the Company acquired the KCR S.A. Group ("KCR"), a CRO offering full service and functional services partnership ("FSP") clinical trial services, in exchange for consideration of $92.5 million. The acquisition of KCR has been accounted for as a business combination in accordance with ASC 805 'Business Combinations' ('ASC 805').
Deferred consideration of $1.3 million was paid during the six months ended June 30, 2025.
The purchase price allocation resulted in the recognition of goodwill of $43.4 million and intangible assets of $45.1 million, comprising customer relationships of $41.4 million and order backlog of $3.7 million. Goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of KCR and the expected synergies of the acquisition. The goodwill recognized is not deductible for income tax purposes.
HumanFirst Inc.
On January 9, 2024, the Company acquired HumanFirst Inc. ("HumanFirst"), a life sciences technology company in exchange for consideration of $13.3 million. The acquisition of HumanFirst has been accounted for as a business combination in accordance with ASC 805.
Deferred consideration of $1.2 million was paid during the six months ended June 30, 2025.
The final purchase price allocation resulted in the recognition of goodwill of $2.7 million and a developed technology intangible asset of $9.9 million. Goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of HumanFirst. The goodwill recognized is not deductible for income tax purposes.
Please refer to the section entitled "Risk Factors" of our Form 20-F filed on February 21, 2025 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results including 'impairment of goodwill and intangible assets may adversely impact future results of operations'

6. Intangible assets

The carrying amount of Intangible Assets as of June 30, 2025 and December 31, 2024 is as follows:

	June 30, 2025	December 31, 2024
	(in thousands)
Cost
Customer relationships	$4,134,482	$4,129,501
Order backlog	545,993	543,933
Trade names & brands	204,717	204,588
Patient database	170,563	170,324
Technology assets	151,718	150,658
Total cost	5,207,473	5,199,004
Accumulated amortization	(1,764,377)	(1,639,212)
Net book value	$3,443,096	$3,559,792

In the three months ended June 30, 2025, the amortization expense recognized by the Company was $59.1 million (three months ended June 30, 2024: $116.5 million).

In the six months ended June 30, 2025, the amortization expense recognized by the Company was $118.0 million (six months ended June 30, 2024: $233.0 million and year ended December 31, 2024: $350.3 million). The decrease in amortization is due to the order backlog and trade name intangible assets recognized in connection with the merger of Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, with and into PRA Health Sciences, Inc., the parent of PRA Health Sciences on July 1, 2021 ("PRA Merger") amounting to $500.0 million and $202.0 million respectively as of the date of acquisition, becoming fully amortized on July 1, 2024.

There were no additions to intangible assets during the six months ended June 30, 2025.

7. Fair value measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 — Quoted prices in active markets for identical assets or liabilities.
•Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments.

As of June 30, 2025, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Investments in equity[1]	$—	$—	$—	$64,243	$64,243
Total assets	$—	$—	$—	$64,243	$64,243

As of December 31, 2024, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Investments in equity[1]	$—	$—	$—	$54,448	$54,448
Total assets	$—	$—	$—	$54,448	$54,448

1To determine the classification of its investments in equity, the Company considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that certain interests in funds meet the definition of equity securities without readily determinable fair values, which qualify for the Net Asset Value (NAV) practical expedient in ASC 820 'Fair value measurement'. Any increases or decreases in fair value are recognized in net income in the period. Investments in equity excludes investments in equity securities recorded at cost of $3.5 million (December 31, 2024: $3.5 million) which do not qualify for the NAV practical expedient.

Non-recurring Fair Value Measurements

Certain assets and liabilities are carried on the accompanying Condensed Consolidated Balance Sheet at cost and are not re-measured to fair value on a recurring basis. These assets include finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill that is tested for impairment annually or when a triggering event occurs. As of June 30, 2025, assets carried on the Condensed Consolidated Balance Sheet which are not re-measured to fair value on a recurring basis totaled $12,539.0 million (December 31, 2024: $12,614.7 million) and are identified as Level 3 assets. These assets are comprised of goodwill of $9,092.4 million (December 31, 2024: $9,051.4 million), intangible assets of $3,443.1 million (December 31, 2024: $3,559.8 million) and investments in equity recorded at cost of $3.5 million (December 31, 2024: $3.5 million).

The estimated fair value of the Company’s debt was $3,480.4 million at June 30, 2025 (December 31, 2024: $3,469.2 million). The fair values of the senior secured term loan facility, the 2026 Notes and the New Notes were determined based on rates at which the debt is traded among financial institutions.

8. Restructuring

In the six months ended June 30, 2025, a restructuring charge of $82.3 million (June 30, 2024: $45.8 million) was recorded in the Condensed Consolidated Statement of Operations.
The restructuring plan reflected a workforce reduction of $75.6 million (June 30, 2024: $31.7 million) and an office consolidation program to optimize the Company's office footprint of $6.7 million (June 30, 2024: $14.1 million), being the impairment of operating right-off-use assets and related property plant and equipment of $5.6 million (June 30, 2024: $12.6 million) and onerous contract costs of $1.1 million (June 30, 2024: $1.5 million).

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands)
Restructuring charges	$42,950	$45,789	$82,296	$45,789
Total	$42,950	$45,789	$82,296	$45,789
At June 30, 2025, a total liability of $44.5 million (December 31, 2024: $31.5 million) was recorded on the Condensed Consolidated Balance Sheet relating to restructuring activities.

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
	(in thousands)
Opening provision	$31,474	$6,999
Charge during the period*	76,723	76,392
Utilization	(63,731)	(51,917)
Closing provision	$44,466	$31,474
*The charge for the six months ended June 30, 2025 reflects the workforce reduction of $75.6 million (year ended December 31, 2024: $74.5 million) and onerous contract costs of $1.1 million (year ended December 31, 2024: $1.9 million).
The closing provision of $44.5 million (December 31, 2024: $31.5 million) reflects:
(1) $40.1 million (December 31, 2024: $27.7 million) of personnel related liabilities as a result of the workforce reduction; all of which have been classified as current within Other Liabilities, and
(2) $4.4 million (December 31, 2024: $3.8 million) of facilities related liabilities of which $1.6 million (December 31, 2024: $1.4 million) is included within Other Liabilities and $2.8 million (December 31, 2024: $2.4 million) is included within Non-Current Other Liabilities.

9. Operating leases
Lease costs recorded under operating leases for three and six months ended June 30, 2025 and June 30, 2024 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands)
Operating lease costs	$11,469	$9,287	$22,668	$22,450
Income from sub-leases	(851)	(301)	(1,619)	(637)
Net operating lease costs	$10,618	$8,986	$21,049	$21,813

Of the total cost of $10.6 million incurred in the three months ended June 30, 2025 (June 30, 2024: $9.0 million), $9.2 million (June 30, 2024: $8.0 million) is recorded within selling, general and administration costs and $1.4 million (June 30, 2024: $1.0 million) is recorded within direct costs.

Of the total cost of $21.0 million incurred in the six months ended June 30, 2025 (June 30, 2024: $21.8 million), $18.1 million (June 30, 2024: $18.0 million) is recorded within selling, general and administration costs and $2.9 million (June 30, 2024: $3.8 million) is recorded within direct costs.

During the three and six months ended June 30, 2025 and June 30, 2024, costs incurred by the ICON Group related to variable lease payments were de minimis.

Right-of-use assets obtained, in exchange for lease obligations during the three months ended June 30, 2025, totaled $2.8 million (June 30, 2024: $11.0 million). Right-of-use assets obtained, in exchange for lease obligations during the six months ended June 30, 2025, totaled $9.8 million (June 30, 2024: $46.6 million)

The weighted average remaining lease term and weighted-average discount rate at June 30, 2025 were 6.02 years and 3.97%, respectively. The weighted average remaining lease term and weighted-average discount rate at December 31, 2024 were 6.56 years and 4.01%, respectively.

Future minimum lease payments under non-cancelable leases as of June 30, 2025 were as follows:

(in thousands)
Year 1	$44,447
Year 2	38,228
Year 3	31,257
Year 4	23,087
Year 5	15,709
Thereafter	38,457
Total future minimum lease payments	191,185
Lease imputed interest	(19,768)
Total	$171,417

Operating lease liabilities are presented as current and non-current. As at June 30, 2025, operating lease liabilities of $38.7 million have been included in Other liabilities (December 31, 2024: $36.8 million) and $132.7 million have been classified as Non-current Lease Liabilities (December 31, 2024: $140.1 million).

10. Bank credit lines, loan facilities and notes

The Company had the following debt outstanding as of June 30, 2025 and December 31, 2024:

		Interest rate as of		Principal amount
	Maturity Date	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
				(in thousands)
Senior Secured Term Loan	July 2028	6.296%	6.329%	$931,569	$946,450
Senior Secured Notes (the "2026 Notes")	July 2026	2.875%	2.875%	500,000	500,000
Senior Secured Notes (the "2027 Notes")*	May 2027	5.809%	5.809%	750,000	750,000
Senior Secured Notes (the "2029 Notes")*	May 2029	5.849%	5.849%	750,000	750,000
Senior Secured Notes (the "2034 Notes")*	May 2034	6.000%	6.000%	500,000	500,000
Total debt				3,431,569	3,446,450
Less current portion of debt				(29,762)	(29,762)
Total long-term debt				3,401,807	3,416,688
Less debt issuance costs and debt discount				(17,319)	(20,290)
Total long-term debt, net				$3,384,488	$3,396,398
*Issued May 8, 2024

As of June 30, 2025, the contractual maturities of the Company's debt obligations were as follows:

Contractual maturities of debt	(in thousands)
2025 (remaining)	$14,881
2026	529,762
2027	779,762
2028	857,164
2029 and thereafter	1,250,000
Total	$3,431,569

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility, the 2026 Notes and the New Notes.

The New Notes

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes ("the New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes").

The Company paid an underwriting discount of $6.8 million on the New Notes being: 0.250% of the principal amount of the 2027 Notes, 0.350% of the principal amount of the 2029 Notes and 0.450% of the 2034 Notes. Further, the 2034 Notes were issued at a discount of $0.5 million (issued at 99.896% of par).

The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

Interest on the New Notes is payable on May 8 and November 8 of each year, having commenced on November 8, 2024. Unless previously redeemed, the 2027 Notes will mature on May 8, 2027, the 2029 Notes will mature on May 8, 2029 and the 2034 Notes will mature on May 8, 2034.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries, in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes. The New Notes are the senior secured obligation of the Issuer and the Guarantors and rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt and senior in right of payment to all of the Issuer's and Guarantors' existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the Guarantors that also secure the Issuer’s and the Guarantors’ obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness.

Senior Secured Credit Facilities

On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences ("the Merger"). In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million. The Senior Secured Credit Facilities and the 2026 Notes were issued at a discount of $27.6 million.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR plus an applicable margin which is dependent on the Company's net leverage ratio. At June 30, 2025, the applicable margin is 2.0%. The senior secured term loan facility is subject to a floor of 0.50%.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.45%, 0.10% or –% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+ or BBB- (or higher), respectively, or (ii) Term SOFR plus an applicable margin of 1.45%, 1.10%, 0.85%, 0.65%, or 0.50% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

The Borrowers’ (as defined in the Senior Secured Credit Facility) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the 2026 Notes and the New Notes subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty.

Principal repayments on the senior secured term loan, comprising mandatory and voluntary repayments, during the six months ended June 30, 2025 and year ended December 31, 2024 were as follows:

Principal repayments	(in thousands)
Quarter 1, 2024	$(275,000)
Quarter 2, 2024	(2,014,882)
Quarter 3, 2024	(7,441)
Quarter 4, 2024	(7,440)
Total repayments in 2024	(2,304,763)
Quarter 1, 2025	(7,440)
Quarter 2, 2025	(7,441)
Total repayments in 2025	$(14,881)

There have been no voluntary repayments made during the six months ended June 30, 2025.

During the quarter ended June 30, 2025, the Company drew down $nil (December 31, 2024: $318.0 million) of the senior secured revolving loan facility and repaid $nil (year ended December 31, 2024: $373.0 million) as shown below. As at June 30, 2025, $nil (year ended December 31, 2024: $nil) was drawn under the senior secured revolving loan facility.

	Drawdown	Repayment	Closing Balance
	(in thousands)
Balance at January 1, 2024			$55,000
Quarter 1, 2024	$50,000	$(55,000)	$50,000
Quarter 2, 2024	143,000	(193,000)	—
Quarter 3, 2024	50,000	(50,000)	—
Quarter 4, 2024	75,000	(75,000)	—
Total drawdown / (repayments) in 2024	318,000	(373,000)
Quarter 1, 2025	50,000	(50,000)	—
Quarter 2, 2025	—	—	—
Total drawdown / (repayments) in 2025	$50,000	$(50,000)

2026 Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes (the "2026 Notes") in a private offering (the “Offering”). The 2026 Notes will mature on July 15, 2026.

Fair Value of Debt

The estimated fair value of the Company’s debt was $3,480.4 million at June 30, 2025 (December 31, 2024: $3,469.2 million). The fair values of the senior secured term loan facility, the 2026 Notes and the New Notes were determined based on rates at which the debt is traded among financial institutions.

11. Income taxes
Income taxes recognized during the three and six months ended June 30, 2025 and June 30, 2024, comprise:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands)
Income tax (benefit) / expense	$(21,861)	$23,344	$(2,258)	$51,668
Total	$(21,861)	$23,344	$(2,258)	$51,668

Income tax expense decreased to a $21.9 million income tax benefit compared to a $23.3 million expense for the three months ended June 30, 2024 primarily due to the net release of provisions for uncertain tax positions in the period ($29.3 million), the release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings ($30.6 million), partially offset by a reduced level of deferred tax benefit associated with the amortization of intangible assets ($14.6 million).

Income tax expense decreased to a $2.3 million income tax benefit compared to a $51.7 million expense for the six months ended June 30, 2024 primarily due to the net release of provisions for uncertain tax positions in the period ($27.3 million), the release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings ($30.8 million), partially offset by a reduced level of deferred tax benefit associated with the amortization of intangible assets ($29.6 million), and changes in various tax laws.

The Company has analyzed the filing positions in all of the significant jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to audit by the major tax jurisdictions where the Company does business are the 2015 through 2024 tax years. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

In the normal course of business, the Company provides for uncertain tax positions and the related interest and adjusts its unrecognized tax benefits and accrued interest accordingly. As at June 30, 2025, the Company maintains a $100.9 million liability (December 31, 2024: $125.8 million) for unrecognized tax benefits, which is comprised of $80.8 million (December 31, 2024: $101.6 million) inclusive of $20.1 million (December 31, 2024: $24.2 million) for interest and penalties related to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
	(in thousands)
Unrecognized tax benefits at start of period	$101,619	$160,016
Increase related to prior year tax positions	29,140	7,374
Decrease related to prior year tax positions	(58,824)	(2,525)
Increase related to current period tax positions	8,896	2,171
Lapse of statute of limitations	—	(65,417)
Unrecognized tax benefits at end of period	$80,831	$101,619

Interest and penalties recognized during the period to June 30, 2025 amounted to a net benefit of $5.0 million, (year ended December 31, 2024: a net charge of $1.9 million) and are included within the income tax benefit / (expense). Total accrued interest and penalties as of June 30, 2025 and December 31, 2024 were $20.1 million and $24.2 million, respectively, and are included in closing income taxes payable at those dates.

Our major tax jurisdictions are Ireland and the United States. We may potentially be subjected to tax audits in both our major jurisdictions. In Ireland, tax periods open to audit include the years ended December 31, 2020, December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024. In the United States, tax periods open to audit include the years ended December 31, 2022, December 31, 2023 and December 31, 2024. During such audits, local tax authorities may challenge the positions taken by us in our tax returns. During the three months ended June 30, 2025 a tax audit in the U.S. related to 2021 was closed resulting in the release of the related provision.

12. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	79,245,448	82,738,765	79,899,091	82,658,984
Effect of dilutive share options and other awards outstanding under share based compensation programs	301,996	622,076	336,809	601,160
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	79,547,444	83,360,841	80,235,900	83,260,144

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income per Ordinary Share:
Basic	$2.31	$1.78	$4.22	$4.04
Diluted	$2.30	$1.76	$4.20	$4.02

13. Share based awards

Share Options

The following table summarizes option activity for the six months ended June 30, 2025:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2024	622,292	$170.52	3.91
Granted	118,902	$185.18
Exercised	(58,784)	$110.50
Forfeited/Expired	(11,623)	$256.00
Outstanding at June 30, 2025	670,787	$176.90	4.30
Exercisable at June 30, 2025	436,041	$152.79	3.05

The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2025 was 436,041. Fully vested share options at June 30, 2025 have an average remaining contractual term of 3.05 years and an average exercise price of $152.79.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the six months ended June 30, 2025 and June 30, 2024 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Six Months Ended
	June 30, 2025	June 30, 2024
Weighted average grant date fair value	$64.42	$115.76
Assumptions:
Expected volatility	35%	36%
Dividend yield	—%	—%
Risk-free interest rate	4.00%	4.20%
Expected life	4.4 years	4.3 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit Plan (the "2013 RSU Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may make awards under the plan to any employee, Director holding a salaried office or employment with the Company, or a Subsidiary. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Further, on October 25, 2024, the 2013 RSU Plan was amended and restated effective as of November 6, 2024 in order to increase the number of shares that can be issued under the RSU Plan by a further 2.5 million shares. Accordingly, an aggregate of 6.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company. No awards may be granted under the 2013 RSU Plan after November 6, 2034.

On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors vest over twelve months. No awards may be granted under the 2019 Consultants RSU Plan after May 16, 2029.

    The following table summarizes RSU and PSU activity for the six months ended June 30, 2025:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at December 31, 2024	19,721	$280.76	647,589	$251.36
Granted	41,359	$185.18	1,145,998	$130.15
Shares vested	(8,191)	$231.68	(26,013)	$274.54
Forfeited	(11,502)	$313.16	(81,914)	$239.84
Outstanding at June 30, 2025	41,387	$185.96	1,685,660	$169.15

The fair value of RSUs vested during the six months ended June 30, 2025 totaled $7.1 million (June 30, 2024: $24.3 million). The fair value of RSUs granted during the six months ended June 30, 2025 totaled $149.2 million (June 30, 2024: $75.7 million). Of the fair value of RSUs granted during the six months ended June 30, 2025, $73.9 million (June 30, 2024: $1.5 million) vest over 12 months.

The fair value of PSUs vested during the six months ended June 30, 2025 totaled $1.9 million (June 30, 2024: $1.8 million). The PSUs vest based on service and specified EPS targets over the periods 2022 - 2024, 2023 - 2025, 2024 -

2026 and 2025 - 2027. Depending on the amount of EPS from 2022 to 2027, up to an additional 125,091 PSUs may also be granted.

Stock compensation expense

Stock compensation expense for the three and six months ended June 30, 2025 and June 30, 2024 has been allocated as follows:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands)
Direct costs	$9,290	$7,299	$14,671	$14,020
Selling, general and administrative	6,143	7,665	13,056	14,125
Total	$15,433	$14,964	$27,727	$28,145

14. Share capital

On February 18, 2025, the Company's Board of Directors authorized an additional share repurchase program under which the Company could repurchase up to $750.0 million of the outstanding ordinary shares of the Company by way of redemption. Along with unutilized amounts under previous authorizations, this permitted the Company as of February 18, 2025 to repurchase up to $1.0 billion worth of ordinary shares.

During March 2025, 1,360,537 shares were redeemed by the Company under our repurchase program for a total consideration of $250.0 million. During June 2025, a further 1,717,181 shares were redeemed by the Company under our repurchase program for a total consideration of $250.0 million. As of June 30, 2025, the Company had remaining authorization to repurchase up to $500.0 million of ordinary shares under the repurchase program.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in millions)
March 3/12/2025 - 3/19/2025	1,360,537	$183.75	1,360,537	$750.0
June 6/13/2025 - 6/23/2025	1,717,181	$145.59	1,717,181	$500.0
	3,077,718	$162.46	3,077,718

During the year ended December 31, 2024, 2,179,699 ordinary shares were redeemed by the Company under this repurchase program for a total consideration of $500.0 million.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in millions)
September 09/18/2024 - 09/25/2024	337,070	$296.67	337,070	$400.0
October 10/28/2024 - 10/31/2024	409,512	$228.57	409,512	$556.4
November 11/01/2024 - 11/07/2024	479,524	$221.87	479,524	$450.0
December 12/02/2024 - 12/19/2024	953,593	$209.73	953,593	$250.0
	2,179,699	$229.39	2,179,699

All ordinary shares redeemed under the repurchase program are canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law. Repurchases under the repurchase program may be effected from time to time in open market or privately negotiated transactions in accordance with agreed terms and limitations. The timing and amount of the repurchase transactions under this program will depend on a variety of factors, including market conditions and corporate and regulatory considerations. Depending upon results of operations, market conditions and the development of the economy, as well as other factors, generally we will consider share repurchases on an opportunistic basis from time to time.

15. Business Segment and Geographical Information

The Company is a CRO providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or “blended-service” solution. The Company has expanded through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company operates as one reportable segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. Effective January 1, 2025, the Company determined that Chief Operating Decision Maker ('CODM') was comprised of the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer (six months ended June 30, 2024 the Chief Executive Officer and the Chief Financial Officer). As the Company is managed on a consolidated basis, the CODM evaluates performance and allocates resources based on consolidated net income. The CODM uses consolidated net income, as reported on the Condensed Consolidated Statements of Operations, to evaluate income generated from segment assets and for decisions related to the deployment of operating and capital resources. The measure of segment assets is reported on the Condensed Consolidated Balance Sheets as total consolidated assets.

The accounting policies of the reportable segment are the same as those described in ICON’s Form 20-F for the year ended December 31, 2024 (see note 2 - Summary of significant accounting policies). In the context of considerations around significant segment expenses, as the expense information that is regularly provided to the CODM is aligned with the respective consolidated expenses for direct costs and selling, general, and administrative expenses, as presented on the Condensed Consolidated Statement of Operations, such expense disclosures are not replicated here. Furthermore, as the Company consists of a single reportable segment, other quantitative disclosures, as required by Topic 280, are as presented on the Consolidated Statement of Operations.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of our global contracting model and the ICON Group’s transfer pricing model.

ICON Ireland acts as the ICON Group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the ICON Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the ICON Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the ICON Group on the basis of an arm’s length return for the services they perform in each of their local territories. The arm’s length return for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate return having regard to their respective functions performed, assets owned, and risks assumed in these intercompany transactions. The arm’s length return is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the arm’s length revenue attributable to these entities. The residual revenues of the ICON Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the ICON Group after deducting the arm’s length revenues attributable to the activities performed outside Ireland.

There have been no changes to the overall basis of segmentation or the measurement basis for the segment results since the prior year.

The geographical distribution of the Company’s segment measures for the three and six months ended June 30, 2025 and June 30, 2024 and as at June 30, 2025 and December 31, 2024 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands)
Ireland	$884,257	$702,858	$1,607,159	$1,355,543
Rest of Europe	357,191	384,214	731,203	774,429
U.S.	572,312	792,370	1,244,039	1,601,855
Rest of World	203,597	240,717	436,288	478,718
Total	$2,017,357	$2,120,159	$4,018,689	$4,210,545

b) The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(in thousands)
Ireland	$181,837	$223,466	$339,155	$475,282
Rest of Europe	6,895	39,925	43,369	93,734
U.S.	69,355	63,720	136,860	141,688
Rest of World	10,178	19,235	27,388	37,637
Sub-total	$268,265	$346,346	$546,772	$748,341
Amortization of intangible assets	(59,057)	(116,489)	(118,003)	(232,987)
Total	$209,208	$229,857	$428,769	$515,354

c) The distribution of long-lived assets (property, plant and equipment and operating right-of-use assets), net, by geographical area was as follows:

	June 30, 2025	December 31, 2024
	(in thousands)
Ireland	$234,245	$234,175
Rest of Europe	94,481	88,556
U.S.	128,697	145,391
Rest of World	60,908	62,359
Total	$518,331	$530,481

16. Subsequent events

The Company has evaluated subsequent events from the Balance Sheet date through to the date at which the financial statements were available to be issued.

On July 22, 2025, the Company's Board of Directors authorized a further additional share repurchase program under which the Company could repurchase up to $500.0 million of the outstanding ordinary shares of the Company by way of redemption. As of July 24, 2025, the Company has remaining authorization to repurchase up to $1.0 billion of ordinary shares under the repurchase program

All ordinary shares redeemed under the repurchase program are canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law. Repurchases under the repurchase program may be effected from time to time in open market or privately negotiated transactions in accordance with agreed terms and limitations. The timing and amount of the repurchase transactions under this program will depend on a variety of factors, including market conditions and corporate and regulatory considerations. Depending upon results of operations, market conditions and the development of the economy, as well as other factors, generally we will consider share repurchases on an opportunistic basis from time to time.

The Company has determined that there are no items to disclose.

ICON plc

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Form 20-F for the year ended December 31, 2024. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a CRO providing outsourced development services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or a “blended-service” solution. At June 30, 2025, we employed approximately 39,900 employees in 95 locations in 55 countries. During the three months ended June 30, 2025 we derived 28.4%, 61.5% and 10.1% of our revenue in the United States, Europe and other regions ("Rest of World") respectively (during the three month ended June 30, 2024: 37.4%, 51.3% and 11.3% respectively).

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from long term contracts is recognized on a proportional performance method based on the relationship between cost incurred and the total estimated costs of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator costs and certain other third party costs are included in our assessment of progress towards completion and costs incurred in measuring revenue. Where these costs are reimbursed by clients, they are included in the total contract value recognized over time, based on our assessment of progress towards completion.

As the nature of our business involves the management of projects, the majority of which have a duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At June 30, 2025 we had unsatisfied performance obligations of approximately $14.4 billion (see note 4 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures where the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the U.S. are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the U.S. the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures.

As we conduct operations on a global basis, our effective tax rate has depended, and will depend, on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

The following tables sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

Three Months Ended June 30, 2025

	Three Months Ended June 30,
	2025	2024	2024 to 2025
	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	(4.8)%
Costs and expenses:
Direct costs	72.2%	70.4%	(2.5)%
Selling, general and administrative	10.2%	9.2%	5.4%
Depreciation	1.9%	1.6%	16.6%
Amortization	2.9%	5.5%	(49.3)%
Transaction and integration related	0.3%	0.3%	(1.5)%
Restructuring	2.1%	2.2%	(6.2)%

Income from operations	10.4%	10.8%	(9.0)%

Six Months Ended June 30, 2025

	Six Months Ended June 30,
	2025	2024	2024 to 2025
	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	(4.6)%
Costs and expenses:
Direct costs	72.1%	70.4%	(2.2)%
Selling, general and administrative	10.0%	8.9%	8.5%
Depreciation	1.9%	1.6%	15.0%
Amortization	2.9%	5.5%	(49.4)%
Transaction and integration related	0.3%	0.3%	(12.2)%
Restructuring	2.1%	1.1%	79.7%

Income from operations	10.7%	12.2%	(16.8)%

Revenue

	Three Months Ended June 30,		Change
(in thousands)	2025	2024	$	%
Revenue	$2,017,357	$2,120,159	$(102,802)	(4.8)%

Revenue for the three months ended June 30, 2025 decreased by $102.8 million, or 4.8%, to $2,017.4 million, compared to $2,120.2 million for the three months ended June 30, 2024. Revenue decreased by 5.6% in constant currency terms. Revenue for the three months ended June 30, 2025 was impacted by the volatility and cautiousness present in the broader clinical development market.

During the three months ended June 30, 2025, we derived 28.4%, 61.5% and 10.1% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $503.6 million in the three months ended June 30, 2025, compared to $523.5 million for the three months ended June 30, 2024 or 25.0% and 24.7% respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $181.4 million for the three months ended June 30, 2025, to $884.3 million, compared to $702.9 million for the three months ended June 30, 2024. Revenue in Ireland during the period ended June 30, 2025 increased by 25.8% compared to an overall decrease in ICON Group revenue of 4.8%. Revenue in Ireland is principally a function of our global contracting model (see note 15. Business Segment and Geographical Information for further details).

Revenue in our Rest of Europe region decreased by $27.0 million or 7.0%, to $357.2 million, compared to $384.2 million for the three months ended June 30, 2024. Revenue in the U.S. region decreased by $220.1 million or 27.8%, to $572.3 million, compared to $792.4 million for the three months ended June 30, 2024. Revenue in the Rest of World ('Other') region decreased by $37.1 million or 15.4%, to $203.6 million, compared to $240.7 million for the three months ended June 30, 2024.

	Six Months Ended June 30, 2025		Change
(in thousands)	2025	2024	$	%
Revenue	$4,018,689	$4,210,545	$(191,856)	(4.6)%

Revenue for the six months ended June 30, 2025 decreased by $191.9 million, or 4.6%, to $4,018.7 million, compared to $4,210.5 million for the six months ended June 30, 2024. Revenue decreased by 4.4% in constant currency terms. Revenue for the six months ended June 30, 2025 was impacted by the volatility and cautiousness present in the broader clinical development market.

During the six months ended June 30, 2025, we derived 31.0%, 58.1% and 10.9% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $1,002.0 million in the six months ended June 30, 2025, compared to $1,067.5 million for the six months ended June 30, 2024 or 24.9% and 25.4% respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $251.7 million for the six months ended June 30, 2025, to $1,607.2 million, compared to $1,355.5 million for the six months ended June 30, 2024. Revenue in Ireland during the period ended June 30, 2025 increased by 18.6% compared to an overall decrease in ICON Group revenue of 4.6%. Revenue in Ireland is principally a function of our global contracting model (see note 15. Business Segment and Geographical Information for further details).

Revenue in our Rest of Europe region decreased by $43.2 million or 5.6%, to $731.2 million, compared to $774.4 million for the six months ended June 30, 2024. Revenue in the U.S. region decreased by $357.8 million or 22.3%, to $1,244.0 million, compared to $1,601.9 million for the six months ended June 30, 2024. Revenue in the Rest of World ('Other') region decreased by $42.4 million or 8.9%, to $436.3 million, compared to $478.7 million for the six months ended June 30, 2024.

Direct costs

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2025	2024	Change	2025	2024	Change
Direct costs	$1,455,758	$1,493,600	$(37,842)	$2,898,437	$2,964,967	$(66,530)
% of revenue	72.2%	70.4%	(2.5)%	72.1%	70.4%	(2.2)%

Direct costs for the three months ended June 30, 2025 decreased by $37.8 million, or 2.5%, to $1,455.8 million compared to $1,493.6 million for the three months ended June 30, 2024. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The decrease in direct costs arose due to a decrease in personnel related costs, travel and other direct project driven costs, partially offset by increases in third party investigator/other reimbursable costs and laboratory costs. As a percentage of revenue, direct costs have increased to 72.2% of revenue during the three months ended June 30, 2025 compared to 70.4% for the three months ended June 30, 2024.

Direct costs for the six months ended June 30, 2025 decreased by $66.5 million, or 2.2%, to $2,898.4 million compared to $2,965.0 million for the six months ended June 30, 2024. The decrease in direct costs arose due to a decrease in personnel related costs and travel, partially offset by increases in third party investigator/other reimbursable costs, laboratories and other direct project driven costs. As a percentage of revenue, direct costs have increased to 72.1% of revenue during the six months ended June 30, 2025 compared to 70.4% for the six months ended June 30, 2024.

Selling, general and administrative

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2025	2024	Change	2025	2024	Change
Selling, general and administrative	$205,006	$194,458	$10,548	$403,390	$371,808	$31,582
% of revenue	10.2%	9.2%	5.4%	10.0%	8.9%	8.5%

Selling, general and administrative expenses for the three months ended June 30, 2025 increased by $10.5 million, or 5.4%, to $205.0 million, compared to $194.5 million for the three months ended June 30, 2024. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses increased to 10.2% during the three months ended June 30, 2025, compared to 9.2% of revenue for the three months ended June 30, 2024. The increase in selling, general and administrative expenses primarily relates to adverse foreign exchange movements ($24 million during the three months ended June 30, 2025) partially offset by decreases in personnel costs, marketing costs, and facilities costs.

Selling, general and administrative expenses for the six months ended June 30, 2025 increased by $31.6 million, or 8.5%, to $403.4 million, compared to $371.8 million for the six months ended June 30, 2024. As a percentage of revenue, selling, general and administrative expenses increased to 10.0% during the six months ended June 30, 2025, compared to 8.9% of revenue for the six months ended June 30, 2024. The increase in selling, general and administrative expenses primarily relates to adverse foreign exchange movements ($42.1 million during the six months ended June 30, 2025) partially offset by decreases in personnel costs, marketing costs, and facilities costs.

Depreciation and amortization

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2025	2024	Change	2025	2024	Change
Depreciation	$38,661	$33,146	$5,515	$75,673	$65,829	$9,844
% of revenue	1.9%	1.6%	16.6%	1.9%	1.6%	15.0%
Amortization	$59,057	$116,489	$(57,432)	$118,003	$232,987	$(114,984)
% of revenue	2.9%	5.5%	(49.3)%	2.9%	5.5%	(49.4)%

The depreciation expense for the three months ended June 30, 2025 increased by $5.5 million, or 16.6%, to $38.7 million compared to $33.1 million for the three months ended June 30, 2024. The depreciation charge reflects investments in facilities, information systems and equipment. As a percentage of revenue, the depreciation expense increased to 1.9% of revenues, for the three months ended June 30, 2025 compared to 1.6% for the three months ended June 30, 2024. The depreciation expense for the six months ended June 30, 2025 increased by $9.8 million, or 15.0%, to $75.7 million compared to $65.8 million for the six months ended June 30, 2024. As a percentage of revenue, the depreciation expense increased to 1.9% of revenues, for the six months ended June 30, 2025 compared to 1.6% for the six months ended June 30, 2024. The depreciation charge has increased mainly due to additional investment in technology assets.

Amortization expense for the three months ended June 30, 2025 decreased by $57.4 million, or 49.3%, to $59.1 million compared to $116.5 million for the three months ended June 30, 2024. The amortization expense represents the amortization of intangible assets acquired in business combinations. As a percentage of revenue, the amortization expense decreased to 2.9% for the three months ended June 30, 2025, compared to 5.5% for the three months ended June 30, 2024. Amortization expense for the six months ended June 30, 2025 decreased by $115.0 million, or 49.4%, to $118.0 million compared to $233.0 million for the six months ended June 30, 2024. The decrease in amortization is due to the order backlog and trade name intangible assets recognized in connection with the PRA merger amounting to $500.0 million and $202.0 million respectively as of the date of acquisition, becoming fully amortized on July 1, 2024.

Restructuring, transaction and integration related expenses

	Three Months Ended June 30,			Six Months Ended June 30,
(in thousands)	2025	2024	Change	2025	2024	Change
Transaction and integration related	$6,717	$6,820	$(103)	$12,121	$13,811	$(1,690)
% of revenue	0.3%	0.3%	(1.5)%	0.3%	0.3%	(12.2)%
Restructuring	$42,950	$45,789	$(2,839)	$82,296	$45,789	$36,507
% of revenue	2.1%	2.2%	(6.2)%	2.1%	1.1%	79.7%

During the three and six months ended June 30, 2025, the Company incurred $6.7 million and $12.1 million, respectively, for transaction and integration-related expenses. The charge includes costs associated with ongoing integration activities related to our recent acquisitions. Such costs include professional fees, legal costs and related integration costs.

During the three and six months ended June 30, 2025 the Company has undertaken a restructuring program aimed at realigning its workforce as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company. During the six months ended June 30, 2025 the restructuring plan reflected a workforce reduction of $75.6 million (June 30, 2024: $31.7 million) and an office consolidation program to optimize the Company's office footprint of $6.7 million (June 30, 2024: $14.1 million).

Income from operations

	Three Months Ended June 30,
(in thousands)	2025	2024	Change
Income from operations	$209,208	$229,857	$(20,649)
% of revenue	10.4%	10.8%	(9.0)%
Income from operations decreased by $20.6 million or 9.0% to $209.2 million compared to $229.9 million for the three months ended June 30, 2024. As a percentage of revenue, income from operations decreased to 10.4% compared to 10.8% of revenue for the three months ended June 30, 2024.

Excluding amortization of intangible assets, income from operations in Ireland decreased to $181.8 million compared to $223.5 million for three months ended June 30, 2024.

In the Rest of Europe region, excluding amortization of intangible assets, income from operations decreased to $6.9 million compared to $39.9 million for the three months ended June 30, 2024. As a percentage of revenues, excluding amortization of intangible assets, income from operations in the Rest of Europe region decreased to 1.9% compared to 10.4% for the three months ended June 30, 2024.

In the U.S. region, income from operations, excluding amortization of intangible assets, increased to $69.4 million compared to $63.7 million for the three months ended June 30, 2024. As a percentage of revenues, excluding amortization of intangible assets, income from operations in the U.S. region increased to 12.1% compared to 8.0% for the three months ended June 30, 2024.

In Rest of World, income from operations, excluding amortization of intangible assets, decreased to $10.2 million compared to $19.2 million for the three months ended June 30, 2024. As percentage of revenue, excluding amortization of intangible assets, income from operations in the other regions decreased to 5.0% compared to 8.0% for the three months ended June 30, 2024.

	Six Months Ended June 30,
(in thousands)	2025	2024	Change
Income from operations	$428,769	$515,354	$(86,585)
% of revenue	10.7%	12.2%	(16.8)%

Income from operations decreased by $86.6 million or 16.8% to $428.8 million compared to $515.4 million for the six months ended June 30, 2024. As a percentage of revenue, income from operations decreased to 10.7% compared to 12.2% of revenue for the six months ended June 30, 2024.

Excluding amortization of intangible assets, income from operations in Ireland decreased to $339.2 million compared to $475.3 million for the six months ended June 30, 2024.

In the Rest of Europe region, excluding amortization of intangible assets, income from operations decreased to $43.4 million compared to $93.7 million for the six months ended June 30, 2024. As a percentage of revenues, excluding amortization of intangible assets, income from operations in the Rest of Europe region decreased to 5.9% compared to 12.1% for the six months ended June 30, 2024.

In the U.S. region, income from operations, excluding amortization of intangible assets, decreased to $136.9 million compared to $141.7 million for the six months ended June 30, 2024. As a percentage of revenues, excluding amortization of intangible assets, income from operations in the U.S. region increased to 11.0% compared to 8.8% for the six months ended June 30, 2024.

In Rest of World, income from operations, excluding amortization of intangible assets, decreased to $27.4 million compared to $37.6 million for the six months ended June 30, 2024. As percentage of revenue, excluding amortization of intangible assets, income from operations in the other regions decreased to 6.3% compared to 7.9% for the six months ended June 30, 2024.

Interest income and expense

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
(in thousands)	2025	2024	$	%	2025	2024	$	%
Interest income	$2,054	$1,237	$817	66.0%	$3,856	$3,167	$689	21.8%
Interest expense	$(50,151)	$(60,840)	$10,689	(17.6)%	$(97,760)	$(132,505)	$34,745	(26.2)%

Interest expense for the three months ended June 30, 2025 decreased to $50.2 million, compared to $60.8 million for the three months ended June 30, 2024. The decrease in the period reflects significant repayments of the Company's loan facilities during 2024, the repricing of the senior secured term loan facility and senior secured revolving credit facility in March 2024, and the impact of reduced interest rates on the New Notes issued in May 2024. Interest income for the three months ended June 30, 2025 increased to $2.1 million compared to $1.2 million for the three months ended June 30, 2024.

Interest expense for the six months ended June 30, 2025 decreased to $97.8 million, compared to $132.5 million for the six months ended June 30, 2024. The decrease in the period reflects significant repayments of the Company's loan facilities during 2024, the repricing of the senior secured term loan facility and senior secured revolving credit facility in March 2024, and the impact of reduced interest rates on the New Notes issued in May 2024. Interest income for the six months ended June 30, 2025 increased to $3.9 million compared to $3.2 million for the six months ended June 30, 2024.

Income tax (benefit) / expense

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
(in thousands)	2025	2024		2025	2024
Income tax (benefit) / expense	$(21,861)	$23,344	$(45,205)	$(2,258)	$51,668	$(53,926)
Effective income tax rate	(13.6)%	13.7%	(193.6)%	(0.7)%	13.4%	(104.4)%

Income tax expense decreased to a $21.9 million income tax benefit compared to a $23.3 million expense for the three months ended June 30, 2024. The Company’s effective tax rate for the three months ended June 30, 2025 was (13.6)% compared with 13.7% for the three months ended June 30, 2024 primarily due to the net release of provisions for uncertain tax positions in the period ($29.3 million), the release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings ($30.6 million), partially offset by a reduced level of deferred tax benefit associated with the amortization of intangible assets ($14.6 million).

Income tax expense decreased to a $2.3 million income tax benefit compared to a $51.7 million expense for the six months ended June 30, 2024. The Company’s effective tax rate for the six months ended June 30, 2025 was (0.7)% compared with 13.4% for the six months ended June 30, 2024 primarily due to the net release of provisions for uncertain tax positions in the period ($27.3 million), the release of a deferred tax liability related to investments in foreign subsidiaries associated with unremitted earnings ($30.8 million), partially offset by a reduced level of deferred tax benefit associated with the amortization of intangible assets ($29.6 million), and changes in various tax laws

With the exception of the foregoing, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and capital resources

The CRO industry is generally not capital intensive. The Company’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions. Financing activities primarily reflect the servicing of the Company's external debt and transactions pertaining to its ordinary shares.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between costs incurred and the total estimated contract costs. The cash flow from contracts typically consists of a down payment at the time the contract is entered into, with the balance paid in installments over the contract duration, in some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts. In the Company's opinion, working capital is sufficient to meet the Company's present requirements.

Cash and cash equivalents and net borrowings

	Balance December 31, 2024	Net (drawn down)/repaid	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance June 30, 2025
	(in thousands)
Cash and cash equivalents	$538,785	$—	$(169,742)	$—	$21,353	$390,396
Senior Secured Credit Facilities, New Notes & 2026 Notes	(3,426,160)	14,881	—	(2,971)	—	(3,414,250)
Net cash and cash equivalents and borrowings	$(2,887,375)	$14,881	$(169,742)	$(2,971)	$21,353	$(3,023,854)

Net cash and cash equivalents and borrowings is a useful measure that assists understanding of the Company’s liquidity and capital resources, which is relevant to the Company’s strategy. The Company’s cash and cash equivalents at June 30, 2025 amounted to $390.4 million compared with $538.8 million at December 31, 2024.

Refer to note 10. Bank credit lines, loan facilities and notes for details on the Company's outstanding debt. Refer to note 9. Operating Leases for further details on the Company's contractual liabilities for lease arrangements.

Cash flows

Net cash from operating activities

Net cash provided by operating activities decreased by $131.3 million to $414.4 million for the six months ended June 30, 2025 as compared to net cash provided by operating activities of $545.7 million for the six months ended June 30, 2024. The decrease in net cash provided by operating activities of $131.3 million is primarily due to a decrease and change in mix of revenue, changes in working capital, which is discussed further below, in addition to restructuring outflows.

The change in working capital is primarily attributable to a reduction in accounts receivable related cashflows of $174.4 million (as accounts receivable balances decreased to a greater extent in the the six months ended June 30, 2024 in comparison to the the six months ended June 30, 2025), offset by an improvement in unbilled revenue related cashflows of $323.2 million (as unbilled revenue balances decreased during the six months ended June 30, 2025, as opposed to an increase during the six months ended June 30, 2024). In addition a decrease in unearned revenue cashflows of $70.2 million half year on half year (as unearned revenue balances decreased to a greater extent during the six months ended June 30, 2025, in comparison to the six months ended June 30, 2024). These changes result from differences in timing of revenue recognition, cash collection, upfront receipts and billing on clinical trials. The number of days’ revenue outstanding at June 30, 2025 was 49 days (March 31, 2025: 49 days, December 31, 2024: 47 days, September 30, 2024: 52 days, June 30, 2024: 51 days, March 31, 2024: 49 days, December 31, 2023: 47 days). A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows.

Cash generated from working capital and days’ revenue outstanding may be positively or negatively impacted by, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and the timing of cash receipts from customers. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Further, credit terms negotiated between the Company and its customers, and movement in exchange rates also impact cash inflows and days' revenue outstanding.

Net cash used in investing activities

Net cash used in investing activities was $75.5 million for the six months ended June 30, 2025 compared to net cash used in investing activities of $73.6 million for the six months ended June 30, 2024. Net cash used in investing activities during the six months ended June 30, 2025 was primarily related to cash outflows of $61.2 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure and $11.8 million in relation to investments in equity.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2025 amounted to $508.7 million compared to net cash used in financing activities of $335.5 million for the six months ended June 30, 2024. During the six months ended June 30, 2025, the Company made a net repayment of $14.9 million on external financing (See the Condensed Consolidated Statements of Cash Flows for further details). Further, the Company repurchased 3,077,718 ordinary shares for a total consideration of $500.0 million. These outflows were offset by $6.5 million received by the Company from the exercise of equity compensation.

Net cash outflow

As a result of these cash flows, cash and cash equivalents decreased by $148.4 million for the six months ended June 30, 2025 compared to an increase of $128.5 million for the six months ended June 30, 2024.

Summarized financial information of issuers and guarantors

In connection with the offering of the New Notes by one of our subsidiaries, ICON Investments Six Designated Activity Company (the "Issuer"), disclosures required by Rule 13-01 (a)(1) through (3) of Regulation S-X are provided below.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in the United States, Ireland and the Grand Duchy of Luxembourg (“Luxembourg”), in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes (the “Subsidiary Guarantors” and, collectively with ICON, the “Guarantors”).

The New Notes are the senior secured obligations of the Issuer and the Guarantors and the New Notes rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt (including the Senior Secured Credit Facilities and the 2026 Notes) and senior in right of payment to all of the Issuer’s and Guarantors’ existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the guarantors that also secure the Issuer’s and the guarantors’ obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes (the “Collateral”) rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness. The New Notes and the guarantees are effectively senior to any of the Issuer’s and the guarantors’ existing and future unsecured indebtedness to the extent of the value of the assets securing the New Notes and the guarantees. The New Notes and the guarantees are structurally subordinated to all existing and future indebtedness and other liabilities of ICON’s subsidiaries that will not guarantee the New Notes, which includes all of ICON’s subsidiaries organized outside the United States, Ireland and Luxembourg and any other subsidiaries that do not guarantee the Senior Secured Credit Facilities or the 2026 Notes.

The New Notes are, jointly and severally, unconditionally, guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in a covered jurisdiction that guarantee the obligations under the Senior Secured Credit Facilities and the 2026 Notes. The obligations of each Guarantor under its note guarantee are limited as necessary to prevent the relevant note guarantee from constituting a fraudulent conveyance, fraudulent transfer or unlawful financial assistance under applicable law, or otherwise to reflect limitations under applicable law. By virtue of these limitations, the obligations of a Guarantor under its note guarantee could be significantly less than amounts payable with respect to the notes of any series or a Guarantor may have effectively no obligations under its respective note guarantee. ICON may, at any time, cause a subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the Guarantee of payment of the applicable series of notes by such subsidiary on the basis provided in the applicable indenture.

Any Guarantor will be automatically and unconditionally released from all obligations under its note guarantee, and such note guarantee shall thereupon terminate and be discharged and of no further force and effect:

•concurrently with any sale, exchange, disposition or transfer (by merger or otherwise) described in the preliminary prospectus supplement for the offering of New Notes, of any capital stock, or all or substantially all assets of such Guarantor following which such Guarantor is no longer a subsidiary of ICON or ceases to be organized in a covered jurisdiction;
•as to all Guarantors (other than ICON), at the time of any collateral release event;
•upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture governing the New Notes;
•upon the merger, amalgamation or consolidation of any Guarantor into ICON, the Issuer or another Guarantor or upon the liquidation, dissolution or winding up of such Guarantor;
•the release of such Guarantor from its guarantee under the Senior Secured Credit Facilities (except in the case of a release from the repayment in full of the Senior Secured Credit Facilities); or
•upon such Guarantor becoming an excluded subsidiary.

Summarized Combined Financial Information

Summarized financial information (the "SFI"), as defined under Rule 1-02 (bb) of Regulation S-X, is provided below for the Issuer and Guarantor entities, collectively, the "Obligor Group" as of June 30, 2025 and December 31, 2024, and for the six months ended June 30, 2025 and the year ended December 31, 2024. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-guarantor entities.

	(Unaudited)	(Unaudited)
	Six Months Ended	Year Ended
	June 30, 2025	December 31, 2024
	(in thousands)
Revenue	$3,625,331	$7,474,880
Total costs and expenses (a)	3,268,769	6,647,712
Income from operations (a)	356,562	827,168
Net income (a) (b)	$416,365	$699,018

(a) Includes amortization of intangible assets of $113.4 million for the six months ended June 30, 2025 and $344.4 million for the year ended December 31, 2024.
(b) Includes net intercompany interest expense of $24.7 million for the six months ended June 30, 2025 and $144.4 million for the year ended December 31, 2024.

	(Unaudited)	(Unaudited)
	June 30, 2025	December 31, 2024
	(in thousands)
Current assets	$2,950,957	$3,207,524
Non-current assets (c)	60,734,037	62,996,507
Intercompany receivables	1,386,023	1,309,276
Total assets	$65,071,017	$67,513,307

Current liabilities	$2,329,587	$2,561,140
Non-current liabilities	4,261,123	4,380,570
Intercompany payables	3,024,998	5,029,580
Total liabilities	$9,615,708	$11,971,290

(c) Non-current assets include each Guarantor's investment in obligor subsidiaries, on a combined aggregated basis.

In the context of security for the New Notes, the combined financial information of entities whose securities are pledged as collateral (the "Pledgor Group") was determined to be materially consistent with the consolidated financial information of the ICON Group (ICON and all of its subsidiaries) for the periods presented above, and as such, summarized combined financial information has not been presented for the Pledgor Group.

Legal proceedings

We do not expect any current litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business, and one or more unfavorable outcomes could adversely affect us for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, lawsuits and legal proceedings are costly, divert management attention, and may adversely affect our reputation, even if they are resolved in our favor.

The Company, its Chief Executive Officer, and its former Chief Financial Officer were named as defendants in two class action lawsuits involving similar claims, filed in the United States District Court for the Eastern District of New York on February 10, 2025 (Shing v. ICON plc, et al.) and April 2, 2025 (Police and Fire Retirement System of the City of Detroit v. ICON plc), respectively, alleging that defendants made misleading statements regarding the Company’s financial performance and future business prospects in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The two cases have been consolidated and are proceeding under the caption In re ICON plc Securities Litigation, No. 2:25-cv-00763. Lead plaintiffs and lead counsel for the putative class were appointed on June 10, 2025. The Company intends to defend the action vigorously.

Forward-Looking Statements

Certain statements contained herein are forward looking statements, particularly in the discussion under the caption “Management’s discussion and analysis of financial condition and results of operations”. All statements other than statements of historical fact are forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding industry prospects, future business, future results of operations or financial condition, our ability to integrate the businesses we have acquired into our existing operations, management strategies and our competitive position. You can identify many forward-looking statements by words such as “may,” “will,” “would,” “should,” “could,” “expects,” “aims,” “anticipates,” “believes,” “estimates,” “intends,” “plans,” “predicts,” “projects,” “seeks,” “potential,” “opportunities” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward looking statements due to risks and uncertainties associated with the Company’s business and forward looking statements are not guarantees of future performance. Such risks and uncertainties include, but are not limited to, the potential loss or delay of our large contracts or of multiple contracts, impairment of goodwill and intangible assets may adversely impact future results of operations, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs, recession, tariffs and other trade restrictions, risks associated with litigation and other proceedings, and other factors. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. Please also refer to the section entitled "Risk Factors" of our Form 20-F filed on February 21, 2025 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results.

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

22.1*	List of Subsidiary Guarantors and Issuer of Guaranteed Debt Securities and Affiliates Whose Securities Collateralize Securities of ICON Investments Six Designated Activity Company.
* Filed herewith

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

/s/ Nigel Clerkin
Date:	July 24, 2025	Nigel Clerkin
Chief Financial Officer